

October 21, 2011

Via E-mail
Nathan Halsey
President and CEO
Ventura Assets LTD
5190 N. Central Expressway, Suite 900
Dallas, Texas 75206-5141

> **Re:** **Ventura Assets LTD**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 13, 2011**
> **File No. 000-53186**

Dear Mr. Halsey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide the information required by Item 5 of Schedule 14C regarding delivery of documents to two or more security holders who share an address.

Security Ownership of Certain Beneficial Owners and Management, page 5

2.   We note your disclosure that Mr. Halsey is the beneficial owner of 90% of Ventura's outstanding stock. We further note your disclosure that Mr. Halsey is an equity holder in and the sole manager and officer of Bon Amour International, LLC, which owns 90% of the common stock of Ventura and that these shares "may be deemed indirectly beneficially owned by Mr. Halsey." Finally, we note that you disclaim Mr. Halsey's beneficial ownership of the Ventura shares. Please remove this disclaimer or advise.

Approval of the Amendment…, page 4

3.   We note your description of the Amendment to Paragraph (B) of Article IV of your Articles of Incorporation. Please describe the substantive differences between the old Paragraph (B) and the revised Paragraph (B).

Appendix A

4.   We note your reference to Exhibit A, however, it appears that your filing does not have any exhibits associated with it. Please revise to include Exhibit A or advise.

Appendix B

5.   We note your disclosure of the board's adoption of a resolution "creating a Series of Preferred Stock designated as Series A Preferred Stock." It appears that you should revise your disclosure to clarify, if true, that this newly designated preferred stock was previously authorized but unissued. To the extent this is not true, please explain.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

 • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Daniel Leslie at (202) 551-3876 or, in his absence, the undersigned at (202) 551-3457 with any questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: <u>Via E-Mail</u>
        Jeffrey M. McPhaul
        Munck Carter, LLP
        600 Banner Place Tower
        12770 Coit Road
        Dallas, TX 75251